Exhibit 99.1

SANDSTORM GOLD LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 / 2015

For The Period Ended March 31, 2015

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2015 and related notes thereto which have been prepared in accordance with International Accounting Standards (“IAS”) 34: Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2014 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 4, 2015 and all figures are stated in U.S. dollars unless otherwise noted.

company HIGHLIGHTS

Operating Results

•	Record Attributable Gold Equivalent ounces sold, for the three months ended March 31, 2015 were 12,460 ounces compared with 11,966 ounces for the comparable period in 2014.

•	Revenue for both the three months ended March 31, 2015 and March 31, 2014 was $15.3 million.

•	Operating cash flows for the three months ended March 31, 2015 were $8.1 million compared with $7.0 million for the comparable period in 2014, representing an increase of 16%.

•	Average cash costs for the three months ended March 31, 2015 of $323[1] per Attributable Gold Equivalent ounce, compared with $355[1] per Attributable Gold Equivalent ounce for the comparable period in 2014.

Acquisitions

•	On January 27, 2015, the Company announced that it had entered into 10 royalty agreements on properties located in Africa and the USA, which include a 0.45% NSR on Orezone Gold Corp.’s Bomboré gold project located in Burkina Faso.

•	On March 23, 2015, the Company announced that it had acquired a 1% gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik Diamond Mine operated by Rio Tinto plc. With this transaction, over 50% of Sandstorm’s free cash flow will come from mines operated by large, multi-asset mining companies including Glencore, Rio Tinto, Newmont, Primero, AngloGold Ashanti and Yamana. Sandstorm continues to be committed to growing its portfolio of streams and royalties while maintaining a focus on gold.

1)	Refer to section on non-IFRS measures of this MD&A.

•	On April 28, 2015, the Company closed its previously announced agreement to acquire 100% of the outstanding common shares of Gold Royalties Corp. Gold Royalties has approximately C$2 million in cash and a portfolio of royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production.

Other

•	On March 20, 2015, the Company announced that it had agreed to restructure its Aurizona Gold Stream and its outstanding loan. Under the terms of the restructuring, the Gold Stream will be terminated and replaced by two net smelter return royalties and a convertible debenture. Additionally, the maturity date of the existing loan will be extended from June 30, 2017 to June 30, 2021. The restructuring is subject to Luna completing an equity raise of no less than C$20 million and certain regulatory approvals. Management believes the restructuring puts Luna Gold on a development path to move the Aurizona mine toward sustainable, long-term production.

1)	Refer to section on non-IFRS measures of this MD&A.

Overview

Sandstorm is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold, silver, or other commodity ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 10 Gold Streams and 60 net smelter returns royalties (“NSR”s), of which 14 of the underlying mines are producing gold.

Outlook

Based on the Company’s existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as “Attributable Gold Equivalent”) for 2015 is forecasted to be between 40,000 – 50,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 50,000 ounces per annum beginning in 2018.

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Key Producing Assets

Diavik Royalty

Rio Tinto PLC

During the three months ended March 31, 2015, the Company acquired a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is operated by Rio Tinto PLC (“Rio Tinto”).

For consideration, during the three months ended March 31, 2015, the Company paid $52.5 million in cash and 3 million warrants of Sandstorm to IAMGOLD Corporation (the owner of the 1% royalty). The warrants have a 5 year term, a strike price of $4.50 per Sandstorm common share and will be exercisable following initial production from the Diavik Mine’s A21 pipe.

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 90 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto recently approved the development of open pit mining from a fourth pipe (A21) which is targeted for production in 2018.

Current activities at the Diavik Mine include:

•	On March 6, 2015, Rio Tinto released an updated reserves and resources statement for the Diavik Mine. The updated reserves and resources statement added an additional 3.9 million tonnes containing approximately 13.0 million carats to the mineral reserves. For more information refer to www.diavik.com.

Black Fox Stream

Primero Mining Corp.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.’s (“Primero”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from Primero’s Black Fox Extension (the “Black Fox Extension”), which includes a portion of Primero’s Pike River concessions, for a per ounce cash payment equal to the lesser of $518 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine and in 2010, development of an underground mine began. Both open pit and underground operations are now running concurrently, feeding the 2,200 tonne-per-day mill.

Current activities at the Black Fox Mine include:

•	Primero intends on producing predominantly from the open-pit until the middle of 2015 when production from the underground mine is expected to increase to approximately 1,000 tonnes of ore per day. The open-pit mining is expected to be completed by September 2015.

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•	Primero recently announced a 2015 exploration budget of $12.3 million for the Black Fox Mine.

Santa Elena Gold Stream

SilverCrest Mines Inc.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

In 2014, SilverCrest completed their transition from both an open pit to an underground operation at the Santa Elena Mine and from a heap leach operation to a conventional mill.

Current activities at the Santa Elena Mine include:

•	SilverCrest recently filed a pre-feasibility study and open pit resource update, showing 8 years of silver and gold production at the Santa Elena Mine.

Aurizona Gold Stream

Luna Gold Corp.

The Company currently has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $408 and the then prevailing market price of gold.

Gold Stream Restructuring

During the three months ended March 31, 2015, the Company agreed to restructure the Gold Stream and loan agreement with Luna (the “Restructuring”). Under the terms of the Restructuring, the Gold Stream will be terminated and replaced by two NSRs (the “Aurizona Project NSR” and the “Greenfields NSR”) and a convertible debenture. The Aurizona Project NSR will cover the entire Aurizona project, including the current 43-101 compliant reserves and resources, and all adjacent exploration upside that would be processed through the Aurizona mill. The Aurizona Project NSR will be a sliding scale royalty based on the price of gold as follows:

•	3% if the price of gold is less than or equal to $1,500 per ounce;

•	4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and

•	5% if the price of gold is greater than $2,000 per ounce.

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The Greenfields NSR will cover the 190,073 hectares of exploration ground held by Luna and will be a 2% NSR. Luna will have the right to purchase one-half of the Greenfields NSR for $10 million at any time prior to commercial production. Furthermore, Sandstorm will hold a right of first refusal on any future streams or royalties on the Aurizona Project and Greenfields.

The debenture will be a $30 million debenture bearing interest at a rate of 5% per annum (the “Debenture”). The Debenture is payable in three equal annual tranches of $10 million plus accrued interest beginning June 30, 2018. Luna will have the right to convert principal and interest owing under the Debenture into common shares of Luna, so long as Sandstorm does not own more than 20% of the outstanding common shares of Luna.

Loan Amendment

Under the loan amendment, the maturity date of the existing $20 million Luna loan will be extended from June 30, 2017 to June 30, 2021, the interest rate will be revised to 5% per annum, payable in cash on the maturity date. In the event that Luna is in default, the applicable rate of interest will increase to 10% per annum.

The Restructuring is subject to Luna completing an equity raise of no less than CAD$20 million, obtaining all of the necessary governmental and regulatory approvals and the Restructuring is expected to be completed and effective on or around June 30, 2015.

Current activities at the Aurizona Mine include:

•	Luna is currently processing ore from a stockpile and once the stockpile has been depleted it is expected that Luna will cease milling operations for the remainder of 2015.

•	Given Luna’s current financial situation, it will likely need additional capital to continue its mining operations, meet its financial obligations and remain solvent. There can be no assurances that Luna will have access to the capital necessary to meet these requirements.

Bachelor Lake Gold Stream

Metanor Resources Inc.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.’s (“Metanor”) Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

Production at the Bachelor Lake Mine began in early 2013 and is a long hole mining operation with an operating mill and surface infrastructure.

Current activities at the Bachelor Lake Mine include:

•	Metanor recently announced the completion of a CAD$3 million private placement, of which CAD$1 million was used to repay a portion of its convertible debentures (CAD$9 million in principal remains outstanding). In addition, Metanor was able to extend the maturity date on the debentures by 24 months to August 22, 2017. The capital raise and maturity extension put Metanor in a better financial position as they continue to produce gold from the Bachelor Lake Mine.

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Bracemac-Mcleod Royalty

Glencore-Xstrata PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore Xstrata plc (“Glencore”).

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream

Rambler Metals & Mining PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2014 metallurgical recoveries, Sandstorm’s 2015 gold purchase entitlement was adjusted to 31%.

Current activities at the Ming Mine include:

•	Rambler recently provided a reserve and resource estimate update for the Ming Mine. The reserve update shows the replacement of all tonnes mined from the 1807 Zone to-date; thereby, extending the mine life by one year.

•	Rambler released a favorable preliminary economic assessment that identifies the potential for an expansion of the Ming Mine into the Lower Footwall Zone following additional value optimization studies and a feasibility study. While the improvements in the Lower Footwall Zone resource estimate have yet to be converted into a mineral reserve; Rambler intends on initiating a pre-feasibility study to evaluate the economic viability of this new resource and how it can be integrated into the current mine plan. The results of this work will be announced in concert with the filing of the associated technical report which Rambler is targeting for the middle of 2015.

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Other Producing Assets

Emigrant Springs Royalty

Newmont Mining Corp.

The Company has a 1.5% NSR on the Emigrant Springs mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. (“Newmont”). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

Mine Waste Solutions Royalty

Anglogold Ashanti Ltd.

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. (“AngloGold”). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

Gualcamayo Royalty

Yamana Gold Inc.

The Company has a 1% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and owned and operated by Yamana Gold Inc. (“Yamana”). The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

San Andres Royalty

Aura Minerals Inc.

The Company has a 1.5% NSR on the San Andres mine (the “San Andres Mine”) which is located in La Únion, Honduras and owned and operated by Aura Minerals Inc. (“Aura Minerals”). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

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Development Assets

Karma Gold Stream

True Gold Mining Inc.

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from True Gold Mining Inc.’s (“True Gold”) open-pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Project”) for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires True Gold to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated between Franco-Nevada Corp. (“Franco-Nevada”) and Sandstorm (the “Stream Syndicate”). Franco-Nevada will be providing 75% of the funding and Sandstorm will be providing the remaining 25% of the funding. In consideration for acquiring the Gold Stream, the Stream Syndicate will make a payment of $100 million. During the year ended December 31, 2014, Sandstorm remitted $14.4 million of its commitment to fund $25 million of the upfront payment. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down.

The Karma Project has five defined mineral deposits that make up the Karma Project with probable mineral reserves of 949,000 ounces of gold. The mine is expected to produce an average of 97,000 ounces of gold per year over 8.5 years. The mining operation is planned to employ conventional truck and shovel methods. True Gold announced that all required permits are in place to fully develop the five deposits within the current Karma plan.

Since True Gold temporarily suspended operations at its Karma Project earlier in 2015, the company has engaged in productive discussions with leaders from government, traditional authorities, religious groups, and local businesses in order to ensure strong ties with all of its stakeholders. True Gold has been able to limit capital expenditures during the shutdown and remains fully funded to production.

Hugo North Extension & Heruga Gold Stream

Entrée Gold Inc.

Sandstorm has a Gold Stream with Entrée Gold Inc. (“Entrée”) to purchase an amount equal to 33.8% and 25.7% of Entrée’s 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 2.5% of Entrée’s 20% share of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

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Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Bomboré Royalty

Orezone Gold Corp.

On January 27, 2015, the Company acquired a 0.45% NSR on the Bomboré gold project (“Bomboré” or “Bomboré Project”) located in Burkina Faso, West Africa and owned by Orezone Gold Corp. (“Orezone”) for consideration of $3.0 million (“Upfront Royalty”). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the “Standby Royalty”). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

Orezone's 168 km2 Bomboré project is the largest undeveloped oxide gold deposit in Burkina Faso, containing 4.6 million ounces of measured and indicated gold resources (2.0 million ounces of oxide resources and 2.6 million ounces of sulfide resources).

Prairie Creek Royalty

Canadian Zinc Corporation

The Company has a 1.2% NSR on the Prairie Creek project (“Prairie Creek” or the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation (“Canadian Zinc”). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 5.2 million tonnes grading 9.4% zinc, 151 grams per tonne silver and 9.5% lead.

Canadian Zinc has provided Sandstorm with a right of first refusal on any future royalty or commodity stream financing for the Prairie Creek Project.

Mt. Hamilton Royalty

Solitario Exploration & Royalty Corp.

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. (“Solitario”) and 20% owned by Ely Gold & Minerals Inc.

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MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

Acquisition

Gold Royalties Corporation

During the three months ended March 31, 2015, the Company entered into an arrangement agreement with Gold Royalties Corporation (“Gold Royalties”), which subsequently closed on April 28, 2015, pursuant to which Sandstorm Gold acquired all of the issued and outstanding shares (the “Gold Royalties Shares”) of Gold Royalties. The transaction was implemented by way of a statutory plan of arrangement (the “Arrangement”). Upon completion of the Arrangement, Sandstorm Gold issued to each holder of a Gold Royalties Share 0.045 of a common share of Sandstorm Gold.

Gold Royalties has approximately C$2 million in cash and a portfolio of 18 royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production. Upon the closing of the Arrangement, Sandstorm’s portfolio totaled 10 streams and 60 royalties.

Revolving credit facility

On July 17, 2014, the Company amended its revolving credit agreement, extending the term to five years (the “Revolving Loan”). The Revolving Loan allows the Company to borrow up to $100 million, for acquisition purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. As at March 31, 2015, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

NORMAL COURSE ISSUER BID

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid (“NCIB”). Under the NCIB, the Company may, until December 16, 2015, purchase up to 5,882,879 common shares, representing 5% of the Company’s issued and outstanding common shares of 117,657,587 as of December 11, 2014. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company’s management believes that the Common Shares are undervalued by the market.

During the three months ended March 31, 2015 and pursuant to the NCIB, the Company purchased an aggregate of 147,445 common shares. These shares were returned to treasury for cancellation on March 31, 2015.

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SUMMARY OF QUARTERLY RESULTS

(in accordance with IFRS)

Quarters Ended

In $000s	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014
Total revenue	$15,285	$12,488	$15,559	$13,153
Attributable Gold Equivalent ounces sold [1]	12,460	10,424	12,282	10,149
Gold sales	$11,566	$9,463	$11,571	$9,724
Royalty revenue	3,719	3,025	3,988	3,429
Average realized gold price per attributable ounce [1]	1,227	1,198	1,267	1,296
Average cash cost per attributable ounce [1]	323	308	308	310
Cash flow from operations	8,119	8,854	9,962	9,383
Cash flow from operations per share (basic) [1]	0.07	0.08	0.08	0.08
Cash flow from operations per share (diluted) [1]	0.07	0.07	0.08	0.08
Net income	825	2,608	2,076	3,039
Basic income per share	0.01	0.02	0.02	0.03
Diluted income per share	0.01	0.02	0.02	0.03
Total assets	425,154	431,070	445,368	456,050
Total long-term liabilities	$5,341	$5,892	$6,161	$5,922

In $000s	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013
Total revenue	$15,295	$15,767	$15,352	$13,353
Attributable Gold Equivalent ounces sold [1]	11,966	12,415	11,595	9,430
Gold sales	$12,932	$13,360	$12,671	$10,582
Royalty revenue	2,363	2,407	2,681	2,771
Average realized gold price per ounce [1]	1,278	1,270	1,324	1,416
Average cash cost per ounce [1]	355	345	355	330
Cash flow from operations	7,025	8,138	8,577	8,539
Cash flow from operations per share (basic) [1]	0.07	0.08	0.09	0.09
Cash flow from operations per share (diluted) [1]	0.06	0.08	0.08	0.08
Net income (loss) attributable to shareholders of Sandstorm	3,792	(39,863)	(1,446)	(14,975)
Net income (loss)	3,792	(39,863)	(1,917)	(15,228)
Basic income (loss) per share	0.04	(0.40)	(0.02)	(0.16)
Diluted income per share	0.03	(0.40)	(0.02)	(0.16)
Total assets	400,299	379,703	420,623	418,206
Total long-term liabilities	$5,837	$6,134	$6,848	$8,113

1)	See non-IFRS measures section below.

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Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company’s operating segments for the three months ended March 31, 2015 are summarized in the table below:

In $000s	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash flow from operations
Aurizona	3,112	$3,857	$1,263	$368	$2,226	$2,594
Bachelor Lake	2,033	2,473	1,016	1,208	249	1,457
Black Fox	1,858	2,288	954	1,327	7	1,334
Diavik Mine	1,223	1,500	-	1,458	42	-
Ming	202	240	-	242	(2)	240
Santa Elena	2,224	2,708	786	1,354	568	1,922
Royalties	1,808	2,219	-	2,841	(622)	2,664
Corporate	-	-	-	-	(1,100)	(2,092)
Consolidated	12,460	$15,285	$4,019	$8,798	$1,368	$8,119

THREE MONTHS ENDED MARCH 31, 2015
COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2014

For the three months ended March 31, 2015, net income and cash flow from operations were $0.8 million and $8.1 million, respectively, compared with net income and cash flow from operations of $3.8 million and $7.0 million for the comparable period in 2014. The change is attributable to a combination of factors including:

•	A $2.7 million increase in depletion expense largely driven by an increase in Attributable Gold Equivalent ounces sold;

•	A $0.3 million increase in administration expenses largely driven by the vesting of previously granted stock based compensation;

•	A $0.2 million increase in project evaluation costs resulting from increased corporate activity; partially offset by

•	A foreign exchange gain of $1.9 million largely driven by fluctuations in the foreign exchange rate and the consolidation of subsidiary entities with a different functional currency than the parent entity.

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For both the three months ended March 31, 2015 and March 31, 2014, revenue was $15.3 million. There were a number of factors impacting comparability including:

•	4% increase in the number of Attributable Gold Equivalent ounces sold, due to:

i.	45% increase in gold ounces sold from the Santa Elena Mine primarily attributed to a record production from the property and an improvement in the mining of underground stopes;

ii.	28% increase in gold ounces sold from the Black Fox Mine primarily driven by the ramping up of operations;

iii.	An additional 1,223 Attributable Gold Equivalent ounces arising from the Company’s recently acquired Diavik royalty; partially offset by

iv.	26% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from three specific stopes. These three stopes were adjacent to openings already mined. These old workplaces were outside the mineralized structure and when the stopes were blasted, some of the non-mineralized sections associated with the old workings fell and contaminated the ore grade. Metanor considers this occurrence to be isolated and expects grades to increase in the second quarter;

v.	22% decrease in gold ounces sold from the Aurizona Mine. During the three months ended March 31, 2015, Luna suspended mining operations at the Aurizona Mine and began processing ore from a stockpile. Once the stockpile has been depleted it is expected that Luna will cease milling operations for the remainder of 2015; and

•	4% decrease in the average realized selling price of gold.

THREE MONTHS ENDED MARCH 31, 2015
COMPARED TO THE REMAINING QUARTERS

When comparing net income of $0.8 million and cash flow from operations of $8.1 million for the three months ended March 31, 2015 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

•	A one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy which was recorded during the three months ended June 30, 2014;

•	A non-cash impairment charge of $1.2 million relating the Company’s Bracemac-McLeod royalty recognized during the three months ended June 30, 2014;

•	A non-cash impairment charge of $52.2 million and a corresponding $13.3 million tax recovery relating to the Serra Pelada Gold Stream recognized during the three months ended December 31, 2013;

•	A non-cash goodwill impairment charge of $19.9 million and $15.9 million arising from the Premier Royalty business combination during the three months ended March 31, 2013 and three months ended June 30, 2013, respectively;

•	A non-cash impairment charge of $3.2 million arising from the conversion of the Company’s Bracemac-McLeod Gold Stream into a NSR recognized during the three months ended September 30, 2013;

•	A decrease in administration expenses when compared to previous quarters primarily driven by (i) the implementation of cost reduction programs when the Company acquired 100% of the common shares of Premier Royalty and (ii) the elimination of duplicated costs that were previously being consolidated;

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•	As a result of consolidating Premier Royalty’s financial results, the Company began recognizing royalty revenue in the first quarter of 2013;

•	Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as (i) the Aurizona Mine and the Santa Elena Mine began initial production late in 2010; (ii) the Company acquired the Diavik royalty during the three months ended March 31, 2015; (iii) the Company began purchasing gold from the Black Fox Mine in 2011; and (iv) the Bachelor Lake Mine began producing from its bulk sample in 2012.

Change in Total Assets

Total assets decreased by $5.9 million from December 31, 2014 to March 31, 2015 primarily resulting from (i) depletion expense; and (ii) a decline in the fair value of investments; partially offset by operating cash flows. Total assets increased by $51.4 million from December 31, 2013 to December 31, 2014 primarily resulting from (i) the assets acquired from the Sandstorm Metals & Energy business combination; (ii) operating cash flows and (iii) the exercise of warrants; which were partially offset by (i) depletion expense; (ii) a decline in the fair value of investments; and (iii) by a non-cash impairment charge on the Bracemac-McLeod royalty. The Company’s total assets increased by $38.3 million from December 31, 2012 to December 31, 2013 primarily resulting from (i) the assets acquired in the Premier Royalty business combination and (ii) operating cash flows; which were partially offset by (i) the non-cash impairments described earlier and (ii) depletion expense.

Non-IFRS Measures

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per attributable ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per attributable ounce.

i.	Average cash cost per ounce is calculated by dividing the Company’s cost of sales (excluding depletion) by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. Figure 1.1 provides a reconciliation of average cash cost of gold on a per ounce basis.

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Figure 1.1

	3 Months Ended March 31, 2015	3 Months Ended March 31, 2014
Cost of Sales (excluding depletion)	$4,019	$4,249

Cash cost of sales is comprised of:
Total cash cost of gold sold	$4,019	$4,249
Divided by:
Total Attributable Gold Equivalent ounces sold [1]	12,460	11,966
Equals:
Average cash cost of gold (per attributable ounce)	$323	$355

1)	The Company’s royalty income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.	Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of cash flow from operations per share (basic and diluted).

Figure 1.2

	3 Months Ended March 31, 2015	3 Months Ended March 31, 2014
Cash generated by operating activities	$8,119	$7,025

Divided by:
Basic weighted average number of shares outstanding	117,478,182	103,031,612
Diluted weighted average number of shares outstanding	119,053,691	110,861,098
Equals:
Operating cash flow per share - basic	$0.07	$0.07
Operating cash flow per share - diluted	$0.07	$0.06

iii.	Average realized gold price per ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. Figure 1.3 provides a reconciliation of average realized gold price per ounce.

15

Figure 1.3

	3 Months Ended March 31, 2015	3 Months Ended March 31, 2014
Total revenue	$15,285	$15,295

Divided by:
Total Attributable Gold Equivalent ounces sold	12,460	11,966
Equals:
Average realized gold price per ounce	$1,227	$1,278

The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease in changes in non-cash working capital to cash generated by operating activities. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources

As of March 31, 2015, the Company had cash and cash equivalents of $38.3 million (December 31, 2014 – $90.2 million) and working capital of $38.4 million (December 31, 2014 – $89.3 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $100.0 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During the three months ended March 31, 2015, the Company generated operating cash flows of $8.1 million compared with $7.0 million during the comparable year in 2014, with the increase being primarily attributable to an increase in Attributable Gold Equivalent ounces sold; which was partially offset by a decrease in the average realized selling price of gold.

During the three months ended March 31, 2015, the Company had cash outflows from investing activities of $59.2 million, which were primarily the result of: (i) the payment of $52.5 million to IAMGOLD Corporation in connection with the Diavik royalty and $3.0 million to Orezone in connection with the Bomboré royalty; and (ii) the acquisition of investments and other assets; partially offset by $1.5 million in proceeds from the sale of investments. During the three months ended March 31, 2014, the Company had cash outflows from investing activities of $13.4 million, which were primarily the result of (i) Sandstorm exercising the Santa Elena underground mine option by making an upfront payment of $10.0 million and (ii) by providing a $2.2 million loan.

During the three months ended March 31, 2015, the Company had net cash outflows from financing activities of $0.5 million as a result of the redemption of the Company’s common shares under the NCIB. During the three months ended March 31, 2014, the Company had net cash inflows from financing activities of $19.0 million, which were primarily comprised of the proceeds from the exercise of warrants.

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Contractual Obligations

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold [5,6,7]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1,2,3,4]
Aurizona	17%	$408
Bachelor Lake	20%	$500
Black Fox	8%	$518
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$354
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1)	Subject to an annual inflationary adjustment except for Ming
2)	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
3)	For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.
4)	For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $354 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.
5)	For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.
6)	For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.
7)	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $10.6 million. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million whereby Sandstorm’s commitment would be 25% of the increase.

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In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

Share Capital

As of May 4, 2015, the Company had 118,492,455 common shares outstanding. As disclosed previously, all funds from the issuance of share capital have been and continue to be used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail).

A summary of the Company’s share purchase options as of May 4, 2015 are as follows:

Number outstanding	Vested	Exercise Price per Share (C$)	Expiry Date
20,000	20,000	$3.35	May 19, 2015
1,308,500	1,308,500	$3.40	November 26, 2015
66,000	66,000	$6.30	August 25, 2016
1,129,000	1,129,000	$6.35	November 25, 2016
27,000	27,000	$18.33	August 22, 2017
5,850	5,850	$18.33	October 4, 2017
402,133	402,133	$16.35	December 11, 2017
150,000	100,002	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
12,375	12,375	$8.89	December 13, 2018
25,000	-	$6.03	May 16, 2019
3,737,474	-	$2.93	November 13, 2019
2,250	2,250	$15.00	March 30, 2022
6,900,082	3,087,610	6.72

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A summary of the Company’s warrants as of May 4, 2015 are as follows:

Number of Warrants on a Pre-consolidated Basis[1]		Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post-Consolidated Basis	Post-Consolidated Exercise Price Per Warrant		Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share		Expiry Date
SSL.WT.A	19,429,649	$1.00	-		-	3,885,930		$5.00	Oct. 19, 2015
	-	-	162,000	C$	11.11	162,000	C$	11.11	Oct. 28, 2015
	-	-	83,700	C$	11.11	83,700	C$	11.11	Nov. 29, 2015
	-		88,200	C$	8.89	88,200	C$	8.89	Dec. 6, 2015
	-	-	1,738	C$	8.89	1,738	C$	8.89	Dec. 6, 2015
	-		72,500	C$	17.24	72,500	C$	17.24	Feb. 28, 2016
	-	-	32,400	C$	11.11	32,400	C$	11.11	May 1, 2016
	-	-	1,155,873	C$	13.79	1,155,873	C$	13.79	Dec. 4, 2016
SSL.WT.B	-	-	5,002,500		$14.00	5,002,500		$14.00	Sep. 7, 2017
	-	-	3,000,000		$4.50	3,000,000		$4.50	Mar. 23, 2020
	19,429,649		9,598,911			13,484,841

1)	On May 9, 2012, the Company completed a five-for-one consolidation (the “Consolidation”) of the Company's common shares; however, the Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00.

The Company has 628,814 Restricted Share Rights (“RSRs”) outstanding as at May 4, 2015.

Key Management Personnel Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Short-term employee salaries and benefits	$543	$527
Share-based payments	561	358
Total key management compensation expense	$1,104	$885

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Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loan receivable, receivables and other and trade and other payables. All financial instruments are initially recorded at fair value.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings. The Company’s trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. The Company’s $20.0 million loan to Luna and accrued interest is subject to Luna’s credit risk and the Company’s ability to realize on its security.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive (loss) income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2015, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income (loss) by $0.3 million and other comprehensive (loss) income by $1.2 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at March 31, 2015, of $21.2 million (December 31, 2013 - $24.0 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated March 17, 2015, which is available on www.sedar.com.

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Risks Relating To Mineral Projects

To the extent that they relate to the production of gold from, or the operation of, the Diavik Mine, the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga projects, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the San Andres Mine, the Bomboré Project, the Prairie Creek Project, the Bracemac-McLeod Mine or other royalties in Sandstorm’s portfolio (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

21

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

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International Operations

The Aurizona Mine is located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Gualcamayo Mine is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project and Bomboré Project are located in Burkina Faso, the San Andres Mine is located in Honduras and each of the Diavik Mine, the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Burkina Faso, Argentina, Honduras, French Guiana or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus’ Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. Moreover, there is no certainty that the Karma Project will achieve its intended production and/or construction timeline, if ever. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

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Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold Bank Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company’s Gold Streams and royalties in connection with Diavik, Black Fox, Ming, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, may be subject to Canadian, and/or U.S. taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may be subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold Prices

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $518 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $408 per ounce in the case of the Aurizona Gold Stream, $354 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold price drops below the cost of producing gold at the Mines, then the Mines may not produce any gold. As a result, the Company will not be entitled to purchase any gold.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

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Solvency Risk

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

Other

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company’s 2014 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgment and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

During the three months ended March 31, 2015, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Serra Pelada Mine, Ming Mine, the Gualcamayo Mine, the Karma Project, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2014 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing 10 Gold Streams and 60 royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Diavik Mine, the Aurizona Mine, the Serra Pelada Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

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SANDSTORM GOLD LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q1 / 2015

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CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. dollars ($000s)

ASSETS	Note	March 31, 2015	December 31, 2014
Current
Cash and cash equivalents		$38,316	$90,224
Trade receivables and other		4,171	2,746
		$42,487	$92,970
Non-current
Mineral interests and royalties	4	$309,849	$261,882
Investments	5	21,193	23,989
Deferred financing costs		2,031	2,138
Loan receivable	4	21,155	21,155
Deferred income tax assets		27,153	27,600
Receivables and other		1,286	1,336
Total assets		$425,154	$431,070

LIABILITIES
Current
Trade and other payables		$4,106	$3,631

Non-current
Deferred income tax liabilities		5,341	5,892
		$9,447	$9,523

EQUITY
Share capital	6	$456,159	$456,670
Reserves	6	22,393	21,132
Deficit		(17,045)	(17,870)
Accumulated other comprehensive loss		(45,800)	(38,385)
		$415,707	$421,547
Total liabilities and equity		$425,154	$431,070

Contractual obligations (Note 11)

Subsequent Events (Note 4 and Note 13)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director        “David DeWitt”, Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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condensed CONSOLIDATED interim STATEMENTS OF INCOME

Expressed in U.S. dollars ($000s)

	Note	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Sales	12	$11,566	$12,932
Royalty revenue	12	3,719	2,363
		$15,285	$15,295

Cost of sales, excluding depletion		$4,019	$4,249
Depletion		8,798	6,101
Total cost of sales		$12,817	$10,350

Gross Profit		$2,468	$4,945

Expenses and other (income)
ê Administration expenses [1]	8	$2,175	$1,849
ê Project evaluation		338	153
ê Foreign exchange gain		(1,945)	(984)
ê Loss on revaluation of investments	5	461	89
ê Finance income		(248)	(538)
ê Finance expenses		319	344
Income before taxes		$1,368	$4,032

Income tax expense	7	543	240
Net income for the period		$825	$3,792

Basic earnings per share		$0.01	$0.04
Diluted earnings per share		$0.01	$0.03

Weighted average number of common shares outstanding
ê Basic	6 (e)	117,478,182	103,031,612
ê Diluted	6 (e)	119,053,691	110,861,098
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses		$678	$421

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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condensed CONSOLIDATED interim STATEMENTS OF COMPREHENSIVE (loss) INCOME

Expressed in U.S. dollars ($000s)

	Note	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Net income for the period		$825	$3,792

Other comprehensive loss for the period
ê Items that may subsequently be re-classified to net income (loss):
ê Currency translation differences		$(4,993)	$(3,133)
ê Items that will not subsequently be re-classified to net income (loss):
ê Unrealized (loss) gain on investments	5	(2,422)	748
ê Total other comprehensive loss for the period		$(7,415)	$(2,385)
Total comprehensive (loss) income for the period		$(6,590)	$1,407

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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condensed CONSOLIDATED interim STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars ($000s)

Cash flow from (used in):	Note	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Operating activities
ê Net income for the period		$825	$3,792
Items not affecting cash:
ê Depletion and depreciation and financing amortization		8,959	6,280
ê Deferred income tax expense (recovery)		352	(88)
ê Share-based payment		678	421
ê Loss on revaluation of investments	5	461	84
ê Unrealized foreign exchange gain		(2,075)	(986)
ê Interest on loan receivable		-	(305)
ê Changes in non-cash working capital	9	(1,081)	(2,173)
		$8,119	$7,025
Investing activities
ê Acquisition of mineral interests and royalties	4	$(59,073)	$(11,151)
ê Acquisition of investments and other assets	5	(1,608)	-
ê Proceeds from disposition of investments and other assets		1,522	-
ê Loan issuance		-	(2,232)
		$(59,159)	$(13,383)
Financing activities
ê Proceeds on exercise of warrants and options	6	$-	$19,046
ê Share issue and deferred financing costs		-	(8)
ê Redemption of common shares (normal course issuer bid)	6	(485)	-
		$(485)	$19,038

Effect of exchange rate changes on cash and cash equivalents		$(383)	$(652)
Net (decrease) increase in cash and cash equivalents		(51,908)	12,028
Cash and cash equivalents – beginning of the period		90,224	98,936
Cash and cash equivalents – end of the period		$38,316	$110,964

Cash and cash equivalents, at the end of the period
Cash at bank		$27,013	$50,242
Short-term deposit		$11,303	$60,722

Supplemental cash flow information (note 9)

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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CONdensed consolidated interim STATEMENTS OF CHANGES IN EQUITY

Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options	Share Purchase Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
At January 1, 2014		100,028,138	$383,082	$8,083	$20,105	$(29,385)	$(11,749)	$370,136
Shares issued on exercise of warrants	6 (c)	6,281,789	23,211	-	(4,366)	-	-	18,845
Options exercised	6 (b)	99,500	236	(36)	-	-	-	200
Vesting of restricted stock rights		9,000	107	(107)	-	-	-	-
Share based payment		-	-	421	-	-	-	421
Net income for the period		-	-	-	-	3,792	-	3,792
Other comprehensive loss		-	-	-	-	-	(2,385)	(2,385)
At March 31, 2014		106,418,427	$406,636	$8,361	$15,739	$(25,593)	$(14,134)	$391,009
Shares issued on exercise of warrants	6 (c)	4,759,231	17,802	-	(3,430)	-	-	14,372
Options exercised	6 (b)	762,500	2,055	(534)	-	-	-	1,521
Share issue costs		-	(27)	-	-	-	-	(27)
Expiration of unexercised warrants		-	192	-	(192)	-	-	-
Shares issued on acquisition of Sandstorm Metals & Energy Ltd.		5,698,216	30,078	-	-	-	-	30,078
Issuance of replacement equity awards		-	-	129	-	-	-	129
Vesting of restricted stock rights		61,898	616	(616)	-	-	-	-
Redemption of common shares (normal course issuer bid)	6 (a)	(222,090)	(682)	-	-	-	-	(682)
Share based payment		-	-	1,675	-	-	-	1,675
Net income for the period		-	-	-	-	7,723	-	7,723
Other comprehensive loss		-	-	-	-	-	(24,251)	(24,251)
At December 31, 2014		117,478,182	$456,670	$9,015	$12,117	$(17,870)	$(38,385)	$421,547
Redemption of common shares (normal course issuer bid)	6 (a)	(147,445)	(485)	-	-	-	-	(485)
Issuance of warrants	6 (c)				583			583
Share issuance costs		-	(26)	-	-	-	-	(26)
Share based payment		-	-	678	-	-	-	678
Net income for the period		-	-	-	-	825	-	825
Other comprehensive loss		-	-	-	-	-	(7,415)	(7,415)
At March 31, 2015		117,330,737	$456,159	$9,693	$12,700	$(17,045)	$(45,800)	$415,707

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

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Notes to the Condensed Consolidated

Interim Financial Statements

March 31, 2015

Expressed in U.S. dollars

1.	Nature Of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on May 4, 2015.

2.	Summary of Significant Accounting Policies

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual December 31, 2014 consolidated financial statements.

B.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

These condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

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3.	Financial Instruments

A.	Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2015. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s	Total	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments – common shares held	$12,066	$12,066	$-	$-
Long-term investments – warrants held	870	-	870	-
Long-term investments – convertible debt	8,257	-	8,257	-
	$21,193	$12,066	$9,127	$-

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other and trade and other payables approximate their carrying values at March 31, 2015.

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B.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings. The Company’s trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. The Company’s $20.0 million loan to Luna and accrued interest is subject to Luna’s credit risk and the Company’s ability to realize on its security.

C.	Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive (loss) income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2015, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income (loss) by $0.3 million and other comprehensive (loss) income by $1.2 million, respectively.

4.	Mineral Interests and Royalties

A.	Carrying Amount

As of and for the three months ended March 31, 2015:

	Cost				Accumulated Depletion
In $000s	Opening	Additions	Foreign exchange translation	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	27,358	-	-	27,358	5,756	368	-	6,124	21,234
Bachelor Lake, Canada	22,671	-	-	22,671	10,458	1,208	-	11,666	11,005
Black Fox, Canada	37,758	-	-	37,758	17,836	1,327	-	19,163	18,595
Diavik Mine, Canada	-	53,107	-	53,107	-	1,458	-	1,458	51,649
Hugo North Extension and Heruga, Mongolia	42,493	-	-	42,493	-	-	-	-	42,493
Karma Gold Project, Burkina Faso	14,456	-	-	14,456	-	-	-	-	14,456
Ming, Canada	20,068	-	-	20,068	5,628	242	-	5,870	14,198
Santa Elena, Mexico	23,342	-	-	23,342	11,087	1,354	-	12,441	10,901
Royalties [1]	189,970	3,623	(2,965)	190,628	76,907	2,784	-	79,691	110,937
Other [2]	12,393	3,000	-	15,393	955	57	-	1,012	14,381
Total [3]	390,509	59,730	(2,965)	447,274	128,627	8,798	-	137,425	309,849

1)	Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, Thunder Creek, and Bomboré.
2)	Includes Deflector, Summit and other.
3)	Total mineral interest and royalties includes $125.0 million of assets located in Canada, $42.5 million in Mongolia, $39.2 million in Brazil, $32.9 million in the United States, $17.6 million in Burkina Faso, $10.9 million in Mexico, $9.3 million in South Africa, $6.3 million in Australia, $5.1 million in French Guiana, $3.5 million in Honduras, $1.0 million in Ghana, and $16.5 million in South America.

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As of and for the year ended December 31, 2014:

	Cost				Accumulated Depletion
In $000s	Opening	Additions	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	25,820	1,538	-	27,358	4,293	1,463	-	-	5,756	21,602
Bachelor Lake, Canada	22,671	-	-	22,671	4,917	5,541	-	-	10,458	12,213
Black Fox, Canada	37,758	-	-	37,758	13,916	3,920	-	-	17,836	19,922
Hugo North Extension and Heruga, Mongolia	37,580	4,913	-	42,493	-	-	-	-	-	42,493
Karma Gold Project, Burkina Faso	-	14,456		14,456	-	-	-	-	-	14,456
Ming, Canada	20,068	-	-	20,068	4,017	1,611	-	-	5,628	14,440
Santa Elena, Mexico	13,342	10,000	-	23,342	7,731	3,356	-	-	11,087	12,255
Royalties [1]	169,855	23,505	(3,390)	189,970	63,885	11,807	1,215	-	76,907	113,063
Other [2]	10,345	2,048	-	12,393	740	215	-	-	955	11,438
Total[3]	337,439	56,460	(3,390)	390,509	99,499	27,913	1,215	-	128,627	261,882

1)	Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.
2)	Includes Deflector , Summit and other.
3)	Total mineral interest and royalties includes $77.4 million of assets located in Canada, $42.5 million in Mongolia, $39.6 million in Brazil, $33.3 million in the United States, $14.5 million in Burkina Faso, $12.3 million in Mexico, $10.4 million in South Africa, $6.3 million in Australia, $5.1 million in French Guiana, $4.3 million in Honduras, $0.4 million in Ghana, and $15.8 million in South America.

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B.	Acquisitions and Update

ACQUISITION | Diavik Royalty

During the three months ended March 31, 2015, the Company acquired a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is operated by Rio Tinto PLC (“Rio Tinto”).

For consideration, during the three months ended March 31, 2015, the Company paid $52.5 million in cash and 3 million warrants of Sandstorm to IAMGOLD Corporation (the owner of the 1% royalty). The warrants have a 5 year term, a strike price of $4.50 per Sandstorm common share and will be exercisable following initial production from the Diavik Mine’s A21 pipe.

In assessing the fair value of the warrants, a probability weighted approach was used that incorporated a number of factors including the timing of production from the A21 pipe. As part of this assessment, the values of the warrants in the various scenarios was determined using the Black-Scholes model and utilized the following assumptions: grant date share price of $3.31, exercise price of $4.50, expected volatility of 30%, risk free interest rate of 0.49% and expected life of 5 years. The Company also utilized a discounted cash flow analysis using a 7% discount rate and analyst price projections. Both analyses resulted in a fair value of a $0.6 million for the warrants.

ACQUISITION | Bomboré Royalty

On January 27, 2015, the Company acquired a 0.45% NSR on the Bomboré gold project (“Bomboré” or “Bomboré Project”) located in Burkina Faso, West Africa and owned by Orezone Gold Corp. (“Orezone”) for consideration of $3.0 million (“Upfront Royalty”). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the “Standby Royalty”). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

UPDATE | Aurizona Mine

A)	Aurizona Mine

During the three months ended March 31, 2015, the Company agreed to restructure the Gold Stream and loan agreement with Luna (the “Restructuring”). Under the terms of the Restructuring, the Gold Stream will be terminated and replaced by two NSRs (the “Aurizona Project NSR” and the “Greenfields NSR”) and a convertible debenture. The Aurizona Project NSR will cover the entire Aurizona project, including the current 43-101 compliant reserves and resources, and all adjacent exploration upside that would be processed through the Aurizona mill. The Aurizona Project NSR will be a sliding scale royalty based on the price of gold as follows:

•	3% if the price of gold is less than or equal to $1,500 per ounce;
•	4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and

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•	5% if the price of gold is greater than $2,000 per ounce.

The Greenfields NSR will cover the 190,073 hectares of exploration ground held by Luna and will be a 2% NSR. Luna will have the right to purchase one-half of the Greenfields NSR for $10 million at any time prior to commercial production. Furthermore, Sandstorm will hold a right of first refusal on any future streams or royalties on the Aurizona Project and Greenfields.

The debenture will be a $30 million debenture bearing interest at a rate of 5% per annum (the “Debenture”). The Debenture is payable in three equal annual tranches of $10 million plus accrued interest beginning June 30, 2018. Luna will have the right to convert principal and interest owing under the Debenture into common shares of Luna, so long as Sandstorm does not own more than 20% of the outstanding common shares of Luna.

Loan Amendment

Under the loan amendment, the maturity date of the existing $20 million Luna loan will be extended from June 30, 2017 to June 30, 2021, the interest rate will be revised to 5% per annum, payable in cash on the maturity date. In the event that Luna is in default, the applicable rate of interest will increase to 10% per annum.

The Restructuring is subject to Luna completing an equity raise of no less than CAD$20 million, obtaining all of the necessary governmental and regulatory approvals and the Restructuring is expected to be completed and effective on or around June 30, 2015.

UPDATE | Deflector Mine

B)	Deflector Mine

Subsequent to quarter end and as contemplated in the gold purchase agreement, the Company provided notice to Doray Minerals Ltd. that the $6.0 million Sandstorm had advanced under the purchase agreement would be due by October 16, 2015 (the “Re-Payment”).  The Re-Payment would extinguish both parties’ obligations under the gold purchase agreement.

5.	Investments

As of and for the three months ended March 31, 2015:

In $000s	Fair Value December 31, 2014	Net Additions (Disposals) March 31, 2015	Fair Value Adjustment March 31, 2015	Fair Value March 31, 2015
Common shares	$14,254	$234	$(2,422)	$12,066
Warrants	70	-	800	870
Convertible debt instrument	9,665	(147)	(1,261)	8,257
Total	$23,989	$87	$(2,883)	$21,193

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As of and for the three months ended March 31, 2014:

In $000s	Fair Value December 31, 2013	Net Additions (Disposals) March 31, 2014	Fair Value Adjustment March 31, 2014	Fair Value March 31, 2014
Common shares	$8,804	$-	$748	$9,552
Convertible debt instrument	4,185	-	(85)	4,100
Total	$12,989	$-	$663	$13,652

6.	Share Capital and Reserves

A.	Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid (“NCIB”). Under the NCIB, the Company may, until December 16, 2015, purchase up to 5,882,879 common shares, representing 5% of the Company’s issued and outstanding common shares of 117,657,587 as of December 11, 2014. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company’s management believes that the Common Shares are undervalued by the market.

During the three months ended March 31, 2015 and pursuant to the NCIB, the Company purchased an aggregate of 147,445 common shares. These shares were returned to treasury for cancellation on March 31, 2015.

B.	Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2013	3,987,133	5.70
Granted	3,762,474	2.95
Exercised	(862,000)	2.25
Forfeited	(35,000)	(6.31)
Options outstanding at December 31, 2014 and March 31, 2015	6,852,607	4.69

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A summary of the Company’s share purchase options as of March 31, 2015 is as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
20,000	20,000	$3.35	May 19, 2015
1,308,500	1,308,500	$3.40	November 26, 2015
66,000	66,000	$6.30	August 25, 2016
1,129,000	1,129,000	$6.35	November 25, 2016
402,133	402,133	$16.35	December 11, 2017
150,000	100,002	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
25,000	-	$6.03	May 16, 2019
3,737,474	-	$2.93	November 13, 2019
6,852,607	3,040,135	6.58

C.	Share Purchase Warrants

A summary of the Company’s warrants and the changes for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2013	83,305,390	22,490,095
Exercised	(55,205,100)	(11,041,020)
Expired unexercised	(2,331,018)	(1,223,522)
Warrants outstanding at December 31, 2014	25,769,272	10,225,553
Issued (note 4 (b))	3,000,000	3,000,000
Expired unexercised	(108,750)	(108,750)
Warrants outstanding at March 31, 2015	28,660,522	13,116,803

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A summary of the Company’s warrants as of March 31, 2015 are as follows:

Number of Warrants on a Pre-consolidated Basis		Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post- Consolidated Basis	Post- Consolidated Exercise Price Per Warrant		Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share		Expiry Date
SSL.WT.A	19,429,649	$1.00	-		-	3,885,930		$5.00	Oct. 19, 2015
	-	-	1,155,873	C$	13.79	1,155,873	C$	13.79	Dec. 4, 2016
	-	-	72,500	C$	17.24	72,500	C$	17.24	Feb. 28, 2016
SSL.WT.B	-	-	5,002,500		$14.00	5,002,500		$14.00	Sep. 7, 2017
	-	-	3,000,000		$4.50	3,000,000		$4.50	Mar. 23, 2020
	19,429,649		9,230,873			13,116,803

D.	Restricted Share Rights (“RSRs”)

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 2,800,000 RSRs.

During the period ended March 31, 2015, the Company granted 50,480 RSRs with a fair value of $0.2 million, a three year vesting term, and a weighted average grant date fair value of C$4.16 per unit.

E.	Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Net income	$825	$3,792

Basic weighted average number of shares	117,478,182	103,031,612
Effect of dilutive securities
ê Stock options	1,575,509	1,132,289
ê Warrants	-	6,669,898
ê Restricted share rights	-	27,299
Diluted weighted average number of common shares	119,053,691	110,861,098

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The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$4.43 during the period ended March 31, 2015 (March 31, 2014- C$5.90):

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Stock Options	1,786,633	1,796,633
Warrants	10,225,553	7,286,270
RSRs	578,334	314,666

7.	Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

Income tax recognized in net income is comprised of the following:

In $000s	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Current income tax expense related to foreign jurisdictions	$257	$317
Deferred income tax expense (recovery)	286	(77)
Income tax expense	$543	$240

These differences result from the following items:

In $000s	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Income before income taxes	$1,368	$4,032
Canadian federal and provincial income tax rates	26.0%	26.0%
Income tax expense based on the above rates	$356	$1,048
Increase (decrease) due to:
ê Non-deductible expenses	177	110
ê Difference between statutory and foreign tax rates	(591)	(714)
ê Other	601	$(204)
Income tax expense	$543	$240

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8.	Administration Expenses

The administration expenses for the Company are as follows:

In $000s	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Corporate administration	$408	$563
Employee benefits and salaries	832	695
Professional fees	203	123
Depreciation	54	47
Administration expenses before share based compensation	$1,497	$1,428

Equity settled share based compensation (a non-cash expense)	678	421
Total administration expenses	$2,175	$1,849

9.	Supplemental Cash Flow Information

In $000s	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Change in non-cash working capital:
ê Trade receivables and other	$(1,546)	$(2,755)
ê Trade and other payables	465	582
Net decrease in cash	$(1,081)	$(2,173)
Issuance of warrants for Diavik royalty acquisition (note 4 (b))	583	-

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10.	Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Short-term employee salaries and benefits	$543	$527
Share-based payments	561	358
Total key management compensation expense	$1,104	$885

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11.	Contractual Obligations

Gold Streams

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold [5,6,7]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1,2,3,4]
Aurizona	17%	$408
Bachelor Lake	20%	$500
Black Fox	8%	$518
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$354
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1)	Subject to an annual inflationary adjustment except for Ming
2)	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.
3)	For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.
4)	For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $354 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $354 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.
5)	For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.
6)	For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.
7)	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

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In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $10.6 million. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20.0 million whereby Sandstorm’s commitment would be 25% of the increase.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

12.	Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended March 31, 2015

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$3,857	$-	$1,263	$368	$2,226	$2,594
Bachelor Lake, Canada	2,473	-	1,016	1,208	249	1,457
Black Fox, Canada	2,288	-	954	1,327	7	1,334
Diavik Mine, Canada	-	1,500	-	1,458	42	-
Ming, Canada	240	-	-	242	(2)	240
Santa Elena, Mexico	2,708	-	786	1,354	568	1,922
Royalties [1]	-	2,219	-	2,841	(622)	2,664
Corporate	-	-	-	-	(1,100)	(2,092)
Consolidated	$11,566	$3,719	$4,019	$8,798	$1,368	$8,119

1)	Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $0.8 million, in the United States of $0.5 million, and other of $0.9 million.

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For the three months ended March 31, 2014

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$5,056	$-	$1,607	$473	$2,976	$895
Bachelor Lake, Canada	3,531	-	1,370	1,628	533	2,161
Black Fox, Canada	1,845	-	737	1,035	73	1,108
Ming, Canada	521	-	-	367	155	521
Santa Elena, Mexico	1,979	-	535	931	513	1,444
Royalties [1]	-	2,363	-	1,667	695	2,352
Corporate	-	-	-	-	(913)	(1,456)
Consolidated	$12,932	$2,363	$4,249	$6,101	$4,032	$7,025

1)	Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $0.5 million, in the United States of $0.4 million, and other of $1.5 million.

Total assets as of:

In $000s	March 31, 2015	December 31, 2013
Aurizona	$21,223	$21,602
Bachelor Lake	11,005	12,213
Black Fox	18,595	19,922
Diavik Mine	53,149	-
Entrée	42,493	42,493
Karma	14,456	14,456
Ming	14,198	14,440
Santa Elena	10,901	12,255
Royalties [1]	112,164	150,120
Other [2]	14,381	11,438
Corporate	112,589	132,131
Consolidated	$425,154	$431,070

1)	Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, Thunder Creek and Bomboré.
2)	Includes Deflector, Summit and other

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13.	Subsequent event

During the three months ended March 31, 2015, the Company entered into an arrangement agreement with Gold Royalties Corporation (“Gold Royalties”), which subsequently closed on April 28, 2015, pursuant to which Sandstorm Gold acquired all of the issued and outstanding shares (the “Gold Royalties Shares”) of Gold Royalties. The transaction was implemented by way of a statutory plan of arrangement (the “Arrangement”). Upon completion of the Arrangement, Sandstorm Gold issued to each holder of a Gold Royalties Share 0.045 of a common share of Sandstorm Gold, for a total of 1,161,720 common shares issued by the Company.

Gold Royalties has approximately C$2 million in cash and a portfolio of 18 royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production. Upon the closing of the Arrangement, Sandstorm’s portfolio totaled 10 streams and 60 royalties.

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